

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 27, 2009

Peter Chin
Chief Executive Officer
Disability Access Corporation
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

> **Re:** **Disability Access Corporation**
> **Form 10**
> **Filed December 24, 2008**
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 4

Company Overview, page 4

1. Please disclose the year and form of your organization, including an overview of your merger in 2006 as well as the recent transactions with PTS, Inc. Please see Item 101(h)(1) of Regulation S-K.

2. Please expand your discussion of the two products you provide, AcTrak and
    DACTrak.   For example, the video presentation posted on your website describes
    AcTrak and DACTrak as two separate products, however, you indicate in your
    disclosure that they have been "blended" together. Please revise or advise.

Business Strategy, page 4

3. We note the sentence that begins with "clients for our expanded services include . . .
    ." It is not clear if the sentence following it is meant to indicate that the noted
    sentence was just a list of potential clients or if there are potential clients in addition
    to those listed. Please revise to clarify if the listed clients are only potential in nature
    and discuss any efforts made to acquire such clients and the success of such efforts.

Our Products and Services, page 4

4. Please disclose when your "do-it-yourself self service" product is expected to be
    available to customers.

5. Please disclose the fees charged for your products and services.

6. Please disclose how your current products and services are distributed. Please see
    Item 101(h)(4)(ii) of Regulation S-K.

Competitive Advantages, page 5

7. We note the disclosure that your competitors generally charge higher prices than
    you. Please revise to clarify how you are aware of the prices your competitors
    charge.

8. We note that your management believes you are a leading company in technology
    currently providing ADA inspections. Please revise to provide the reasonable basis
    for their belief. If no basis exists, please disclose such.

9. We note you disclose that your competitors are architectural firms that provide
    design work. It would appear that they would be able to inspect, evaluate and
    provide design improvements to cure any violations with ADA rules and regulations.
    To provide balanced disclosure, please revise to clarify if you are able to provide
    such design service to your clients.

Peter Chin
Disability Access Corporation
January 27, 2009
Page 3

10. We note your statement that "[f]or the last 10 years, we have been at the forefront in
the innovation and design of automating the ADA inspection process." In other parts
of the document, however, you indicate that you have a limited operating history.
Please revise or advise.

Customers, page 6

11. We note your disclosure in Note 2 to your financial statements that one customer
accounted for 54 percent of your revenue for the nine month period ended September
30, 2008. Please discuss your dependence on this customer and the material terms of
your relationship with such customer in this business section. For guidance, please
see Item 101(h)(4)(vi) of Regulation S-K. Furthermore, if applicable, please file
your services contract with this customer as a material contract as defined by Item
601(b)(10)(ii)(B) of Regulation S-K.

Intellectual Property, page 6

12. We note that your product and service is technology based. Please tell us why you
have not sought patent protection of your technology.

Government Regulation, page 6

13. Please provide us with highlighted copies the sources that you cite in footnotes 1 and
3 on page 6.

Research and Development, page 6

14. Please provide an estimate of the amount spent during each of the last two fiscal
years on research and development activities. Please see Item 101(h)(4)(x) of
Regulation S-K for guidance.

Employees, page 7

15. You state that you only have one employee, but in your disclosure in the "Director
and Executive Officers" section on page 17, it appears as if you have two employees,
Mr. Peter Chin and Ms. Barbara Thorpe. Please revise or advise.

Office and Facilities, page 7

16. You state on page 11 that you also have an office in Northern California. Please
disclose this location in this section and in the "Description of Properties" section on
page 16.

Item 1A. Risk Factors, page 7

17. We note the reference to a "trading price" in your introductory paragraph. It does not appear that your securities have a trading market. As such, please remove the reference to a trading price.

18. We note on page F-9 and in Note 1 to your financial statements that the financial statements have been prepared assuming that the company will continue as a going concern. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your risk factors section. This risk factor should discuss the risks to you from the possibility that your revenues will not be sufficient to meet your operating costs and highlight that your current liabilities far exceed your current assets.

Risk Factors Concerning Our Business and Operations, page 7

"We may issue additional shares of common stock in the future . . . ," page 9

19. This risk factor discusses the same risk as the risk factor on page 8 that discusses the risk of dilution to shareholders through additional stock offerings under the risk factor subheading, "We may need additional financing . . . ." Please revise to combine the two risk factors.

Risk Factors Concerning Investment in Our Company, page 9

"There is limited liquidity in our shares," page 9

20. The risk of limited liquidity is already addressed by the second risk factor on this page highlighting the lack of a public market. Please revise the subheading here to briefly identify the specific risk related to market volatility, if one develops.

Item 2. Financial Information, page 10

Management's Discussion and Analysis of Financial Condition . . . , page 10

Safe Harbor Regarding Forward-Looking Statements, page 10

21. You state that your document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please advise why you believe you are eligible to take advantage of these safe harbors or revise to remove the references to the noted statutes.

Overview, page 11

22. Please provide more information, including years and dates, to explain your
    "extensive history of accessibility compliance consulting."

Current Business Plan and Plan of Operation, page 11

23. Please disclose when you expect to complete expansion into Asia and what steps
    have been completed toward that expansion.

Research and Development, page 12

24. We note that during 2008 you capitalized software development costs for products
    that had attained feasibility. We also note that you had expensed similar costs in
    2006 as feasibility had not been achieved. It appears that no such costs were
    incurred in 2007. Please confirm if this is accurate. Also, tell us if any such costs
    were expensed in 2008 and if not clarify what changed between 2006 and 2008 in
    order to attain feasibility without any expenditures in 2007.

Results of Operations, page 13

25. For each of the periods discussed, clarify the reasons for increases in both revenues
    and expenses. Also, identify and discuss any trends that are expected to continue in
    future periods. For example, stating that revenues increased due to additional
    inspections is too generic. It would be helpful to a potential investor to provide
    additional disclosure regarding the reasons why the number of inspections increased
    over prior periods.

26. You disclose that general and administrative expenses have increased due to
    increases and decreases in various expense categories. Please revise your disclosure
    to identify each of the various expense categories and provide separate discussion of
    increases and decreases for each item.

27. You disclose that you do not expect expenses to increase substantially in the coming
    twelve months and, at the same time, you expect to increase revenues. Please revise
    to disclose how you plan to achieve this goal.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

28. In the footnotes to the table in this section, please revise to clarify the voting interest
    that each person holds based on all their holdings so that shareholders can fully
    understand the named persons' corporate influence. For instance, we note that the
    Series A Preferred Shares provides PTS, Inc. with 5 billion votes in addition to votes
    provided by its common share holdings.

29. Please revise to identify the natural person that is the beneficial owner of the securities held by PTS, Inc.

Item 5. Directors and Executive Officers, page 17

30. Please revise the biographical disclosure of each person to disclose their terms in the offices held with you.

31. Please revise to briefly discuss the line of business of International Building Technologies Group. Also, you only disclose PTS, Inc. as a holding company. Please revise to clarify the business conducted by the companies held by PTS, Inc.

32. Please revise to clarify that Mr. Phillip Flaherty was self employed while serving as a consultant.

33. We note your disclosure indicates that only Mr. Chin receives compensation for serving as your officer. Please revise to clarify how your president and other directors are compensated for serving in their roles. If they are not compensated, please revise to explain why they serve in their respective positions absent such compensation or significant security holdings in you.

Item 6. Executive Compensation, page 18

34. Please provide a narrative description of stock award provided to Mr. Chin. Please see Item 402(o) of Regulation S-K for guidance.

35. Please update this disclosure with your 2008 compensation arrangements.

Director Compensation, page 18

36. Please provide compensation information for all directors. Please see Item 402(r) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 19

37. Please provide the information required by Item 407(a) of Regulation S-K.

Item 9. Market Price of and Dividends on Our Common Equity . . . , page 19

38. Please update your disclosure in this section to provide for the last quarter ended December 31, 2008. Such update should clarify that your quotation has been discontinued by the Pink Sheets and discuss the reasons they have provided for such discontinuance. Furthermore, please note that limited or sporadic quotations do not constitute an established public trading market.

39. Please include a footnote to disclose that during the quarter ended March 31, 2008, the Securities and Exchange Commission ordered a suspension of the trading of your securities.

40. Please provide the information required by Item 201(d) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 20

41. Please revise to provide the dates of issuance and identify the purchasers and the exemption relied upon when conducting the unregistered transactions. Also, please discuss the basis for your reliance on the exemptions. Please see Item 701 of Regulation S-K.

42. We note on page F-23 that PTS, Inc. distributed 126,189,788 shares to its shareholders on a pro rata basis. Please explain the basis for not registering the noted transaction.

Item 11. Description of Registrant's Securities to be Registered, page 20

43. Please provide all information, such as dividend and voting rights, as required by Item 201 of Regulation S-K as to each class of security.

Notes to Consolidated Financial Statements

Consolidated Statement of Operations, page 20

44. We note that you have presented all expenses as general and administrative expenses. Please revise to include separate line items for selling expenses and costs of sales.

Consolidated Statement of Cash Flows, page F-21

45. Please clarify to us the nature of the acquisition costs written off in 2006. Specifically, identify the transaction to which they apply, the period in which they were paid and where such costs are reflected in the rest of you financial statements.

Note 1 – Organization and Nature of Operations, page F-23

46. You disclose that Disability Access Consultants ("DAC") entered into an agreement and plan of merger with Disability Access Corporation ("DBYC") on October 17, 2006. However, we note that DBYC was incorporated on November 9, 2006. Please tell us how it is possible that DBYC entered into such an agreement prior to being incorporated.

47. We note the transactions that occurred between DBYC and Power-Save Corporation in November of 2006 and the transaction where DAC became a wholly owned subsidiary of DBYC. We also note the transaction between PTS, Inc., a publicly held corporation, and DAC sometime in 2006. We do not follow the transactions. Please revise to provide details of each transaction and the order that each transaction occurred. It appears that the operations presented are for Disability Access Consultants, which is a wholly owned subsidiary of Disability Access Corporation.

48. In addition, please provide all of the disclosures required by paragraphs 51–57 of SFAS 141 as it relates to all of the business combinations. The revised disclosure should include disclosures regarding the goodwill that you have recorded which we assume is related to the transactions that occurred in 2006.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-26

49. Your disclosure indicates that a percentage of revenue is recognized upon the award of the contract. Please clarify to us how you have determined that revenue has been earned upon the award of a contract. Refer to SAB Topic 104.

50. We note that you earn revenue from multiple types of services. Please clarify your policies regarding revenue recognition and how you determine that the criteria in SAB Topic 104 have been satisfied for each of the services you perform.

Note 6 – Convertible Preferred Stock and Debentures, page F-15

51. Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature.

Note 6 – Convertible Debentures and Notes Payable, page F-29

52. Your disclosure on this page indicates that on January 1, 2008 certain debentures and accrued interest were combined into new debentures totaling $104,821, which are convertible at a 50 percent discount into your common stock. However, your interim disclosure on page F-14 indicates that the new debentures are convertible at a 30 percent discount into either your stock or that of PTS, Inc. at the option of the holder. Please tell us which disclosure is accurate and revise accordingly.

53. Related to the comment above, please tell us how the conversion feature of the new debentures is accounted for and how a conversion into PTS, Inc. stock would be reflected in your financial statements.

Exhibits, page 22

54. Please file a list of your subsidiaries as an exhibit. Please see Item 601(b)(21) of Regulation S-K for guidance.

Signatures

55. The signature establishes your officer's responsibility for the disclosure in this document. As such, please revise to have the signatures appear at the end of this registration statement.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Marc Applbaum, Esq. (*via facsimile*)